

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2010

Julian T. Ross
OxySure Systems, Inc.
10880 John W. Elliott Drive, Suite 600
Frisco, Texas 75034

> **Re: OxySure Systems, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-159402**

Dear Mr. Ross:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Regarding your response to prior comment 1:

- It appears you have not yet amended the Form 8-A to be signed, contrary to your response. Therefore, we reissue that part of the comment; and

- We are unable to agree with your analysis or conclusion as to when the Form 8-A will be effective. See Exchange Act Section 12(g)(1). Therefore, please confirm that you are aware the Form 8-A will be effective 60 days after filing and that you intend to commence reporting under the Exchange Act at that time. See Exchange Act Rule 13a-13.

Cover Page

2.   We note your revisions in response to prior comment 2. Please further revise to state the specific date that the offering will end.

Prospectus Summary, page 1

3.   Please disclose the substance of your response to prior comment 3 regarding the impact of failing to meet the performance targets. Ensure that such disclosure clearly addresses what is meant by having the incentive "voided" or "reduced proportionately." For example, do you mean that you will be required to repay a portion of the promissory note your received?

Warrants, page 3

4.   Please expand your revisions in response to prior comment 4 to clarify how your affiliates and promoters could hold more warrants as a result of "financing" than the total number you issued for that purpose, as indicated by the second row. Also, with a view toward clarified disclosure in an appropriate section of your document, please tell us the reasons for the significant increase in the number of warrants as reflected in the third row of the table. We note that your disclosure on page II-8 does not describe any unregistered issuance of warrants that occurred since the date you filed your prior amendment.

Failure to design . . ., page 22

5.   Your revisions added in response to prior comment 5 appear to address only risks related to a prospective failure to design and maintain internal controls, rather than whether there is a material risk related to your current internal controls given the changes noted in our prior comment and the disclosure added to page 72. Therefore, we reissue prior comment 5.

Use of Proceeds, page 24

6.   We note that footnote 1 to the table on page 24, added in response to prior comment 6, refers only to a "Senior Note." However, footnote 1 also appears in the row captioned "Payment on other Junior Notes." Please reconcile. Also, your revisions in response to prior comment 6 do not appear to address the principal amounts that will remain outstanding following the repayment noted in the table. Please revise.

7.   Your table includes notes 6 and 7, but those notes do not follow the table. Conversely, note 2 follows the table but is not included in the table. Please revise or advise.

Determination of Offering Price . . ., page 28

8.   Please clarify the purpose of notes 2 and 3 on this page. Also clarify the purpose of notes 8-10 on page 27.

Selling Security Holders, page 29

9.   It is unclear from your response to prior comment 10 how you concluded that you did not renegotiate the terms of the private placement with IR Services or issue the warrants after you filed this registration statement:

    •   The first paragraph of your response indicates that IR Services did not perform under the terms of an agreement dated after you filed this registration statement and therefore gave back its right to receive 125,000 warrants upon filing. This implies that IR Services had not received the warrants before the registration statement was filed. In addition, we note the issuance described in paragraph z) on page II-6;

    •   It is unclear how the cancellation and release agreement dated December 15, 2009 could provide for an issuance of warrants which had already been exercised in October 2009, as indicated by your response. Please clarify. In any event, your response states that IR Services was to receive warrants pursuant to that release agreement, the release agreement was entered into after you filed this registration statement and the terms of the release agreement appear to be materially different than the original agreement. Specifically, you indicate that IR Services was to receive 250,000 warrants upon filing this registration statement but, as a result of the release agreement, it received only 125,000 warrants.

    Therefore, it remains unclear how the continued registration of the shares held by IR Services is consistent with Securities Act Section 5. Please revise to remove from registration the shares held by IR Services.

10.   We reissue prior comment 12 because it remains unclear from your response and disclosure why you issued warrants with a nominal exercise price pursuant to the agreements you mention. It is unclear what material purpose was to be served by such issuance, and why that purpose could not also be served through an alternative means.

11.   Given the changes here and in your fee table, please reconcile the aggregate number of shares offered, as disclosed here, with the aggregate number disclosed in your fee table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Policies, Estimates and Assumptions, page 42

12.   On page 44, you disclose that you determine the risk-free interest rate used in your Black-Scholes valuations based upon the five year security treasury notes interest rates. In response to prior comment 74, you responded that you actually use the five-year U.S. Treasury zero-coupon rates. Please revise to be consistent with your response here and on page F-9, or explain to us why using the rates associated with U.S. Treasury notes is appropriate under ASC 718-10-5-28.

13.   On page 44, you disclose that the amount of stock based compensation expense is net of an estimated forfeiture rate which is based on historical data. You also disclose that you evaluate your assumptions used to value stock options on a quarterly basis. Please reconcile with your response to prior comments 66 and 75.

Liquidity and Capital Resources, page 47

14.   We note your response to prior comment 20. However, your table on page 49 is inconsistent with your disclosure on page F-1. Please reconcile.

15.   Please expand your response to the third bullet of prior comment 21 to clarify where in your financial statements you describe the deferred cash arrangement related to your capital lease. Also reconcile the amount of cash deferred as disclosed here, with the amounts disclosed on page F-1.

16.   Refer to the sixth bullet on page 50 and the exhibit you filed in response to prior comment 79. Please expand to disclose the material terms of paragraph (12) to that exhibit. Also, with a view toward disclosure, tell us the basis for your expectation regarding the realization of sales in late 2010 or early 2011 given that it appears the approvals mentioned in paragraph (11) have not yet been obtained. Ensure that your disclosure beginning on page 54 fully describes the approval process.

Going Concern, page 49

17.   On page 49, please revise to disclose that the factors raise *substantial* doubt about your
        ability to continue as a going concern. Similarly revise page F-34 as previously
        requested in comment 63.

18.   Your response to prior comment 22 notes that you calculate cash requirements based
        upon adding cash used in operating activities and cash used in investing activities. It is
        not clear how this amount represents your cash requirements since we note that it
        excludes payments on capital leases. We note a similar presentation for cash burn rate on
        pages F-34 and F-70. Please explain why these presentations are appropriate.

19.   With respect to your response to prior comment 23, we note that you act as a reseller of
        certain products. Please tell us about your evaluation of whether you should report these
        sales on a gross or net basis under ASC 605-45-45.

20.   Further, your response only addressed products. Please tell us the nature of the services
        that you offer to your customers and tell us how you are accounting for the associated
        revenues and why. In this regard, describe the significant terms of these sales. Quantify
        the amount of these sales for each of the periods presented.

Results of Operations, page 51

21.   With respect to your response to prior comment 24, please revise your results of
        operations discussion to explain why the sales of your products declined between the six
        months ended June 30, 2009 and 2010 so as to enable a reader to assess material changes
        in your results of operations between the periods as required by Item 303(b) of
        Regulation S-K.

Foreign Currency Risk, page 53

22.   We note that your response to prior comment 16 did not explain why you have foreign
        currency denominated accounts receivable if substantially all of your revenues and
        expenses are denominated in US dollars. Explain how your accounts receivable are
        impacted by exchange rate changes. For example, if the revenue and accounts receivable
        are denominated in U.S. dollars and your functional and reporting currency is the U.S
        dollar, then explain why sales to a foreign corporation causes their foreign currency risk
        to impact your realization of accounts receivable.

Executive Officers and Directors, page 77

23.   Your response to prior comment 27 indicates that you have added disclosure regarding the specific skills and qualifications such that the person should serve as a director, as required by Item 401(e) of Regulation S-K, as revised by Section II.B of Securities Act Release No. 9089. However, no changes were made to your document in this regard. Similarly, it appears you have not yet included the disclosures required by Item 402(n)(2)(vi) and 402(r)(2)(iv) of Regulation S-K, as revised by that release. Therefore, we reissue prior comment 27.

Interest of Named Experts and Counsel, page 90

24.   Refer to our prior comments 31, 37, 38 and 39. You stated in the response that you have removed the review report by your accountant. However, you still disclose herein that Sam Kan & Company, LLC has *reviewed* your financial statements for the quarters ended March 31, 2010 and June 30, 2010. Please note that a report of the accountant on the review must be filed with the interim financial statements if, in any filing, the company states that interim financial statements have been reviewed by an independent public accountant. Refer to Rule 10-01(d) of Regulation S-X and file the appropriate review reports for the quarters ended March 31 2010 and June 30, 2010, or remove the reference to those review reports. Also in this regard, as we previously requested revise the disclosure herein to ensure that the financial statements and periods included conform to the financial statements and periods included in the review and audit reports of your independent accountants. For example, the disclosure should refer to the financial statements for the quarter ended June 30, 2010 as opposed to for the quarters ended March 31, 2010 and June 30, 2010, if true.

Related Party Transactions, page 91

25.   We reissue prior comment 32 given the reference to related party financings "as at June 30, 2010."

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 92

26.   We note the revised disclosures in response to prior comment 34, but this disclosure continues to exclude the information required by paragraph a(1)(iii) of Item 304 of Regulation S-K. Please disclose whether the decision to dismiss your auditors, The Blackwing Group LLC, was recommended or approved by your audit committee or a similar committee of the board of directors. If you do not have such a committee, please disclose whether the decision to change accountants was recommended or approved by the board of directors.

Financial Statements, page F-1

Statements of Operations and Accumulated Deficit, page F-2

27.   We note that in response to prior comment 40, you have increased your selling-general and administrative expenses and net loss for the six months ended June 30, 2010 by $100,978. You made a similar change to your statement of cash flows for the six months ended June 30, 2009. These changes appear to relate to an impairment of intangible assets as noted in your response. Please tell us why you did not label the financial statements as restated and include the disclosures required by ASC 250-10-50-7.

Statement of Stockholders' Equity, page F-3

28.   It appears based on your response to prior comment 48 and the statement of stockholders' equity that the cash you received in connection with the warrants in 2009 was recorded as additional paid in capital. As we requested in our prior comment, please explain to us the significant terms of your prepaid warrants and how you evaluated those terms in accounting for the prepaid warrants, citing the applicable U.S. GAAP. In your explanation, also tell us in greater detail, whether the cash you received may be refunded. Also, tell us where these warrants are included in the schedule on pages F-62 and F-63.

Note 1 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

29.   Further to your response to prior comment 43, please revise your disclosure to clearly describe the nature of the performance obligations and services in order to recognize deferred revenue.

30.   As requested in prior comment 44, please provide the following for any license agreements other than your agreement with Afritex. If there are no other agreements, please tell us that:

- Provide us with the significant terms of the license agreements including the *duration* of the license agreement and any cancellation and modification provisions.

- Provide us with an analysis how you considered SAB Topic 13 and GASB 605-25 in determining how to recognize revenue given the facts and circumstances.

- Provide us with a detail analysis how each of guidance under EITF 08-1 is applicable to your revenue recognition.

31.   Further to your response to prior comment 45, we note from the terms of your agreement with Afritex that you have agreed to work jointly on the development of any derivative Afritex products on a best efforts basis.   As previously noted, under SAB Topic 13.A(3)(f), in most cases, the items in a combined license and R&D arrangement will not meet the necessary conditions for separate accounting treatment because the intellectual property license will rarely have value to the customer on a standalone basis because the owner of the license is usually the only one who has the expertise to perform the R&D. As such, when the two deliverables in this type of arrangement cannot be separated, any initial payment received (often termed a license payment) should be treated as an advance payment for the services and recognized over the performance period (determined based on all of the items in the arrangement), which may be equal to or greater than the period over which the R&D services are provided. Further explain your consideration of U.S GAAP in your accounting for the license fees and why you believe that any further commitments to Afritex are not material.

32.   We note that your responses to prior comments 46, 54 and 55 did not address our comment. As previously requested, please explain how you considered the issuance of the note to Afritex in your overall analysis of the transaction in determining that it was appropriate to recognize revenue of $225,000 for the license fee and a long-term asset. Also tell us where you recorded the debit related to the warrants issued to Afritex and why. Your response should provide a detailed analysis and the U.S. GAAP that you relied upon in supporting your accounting treatment.

Note 4. Notes Payable, page F-14

33.   Please tell us whether the Agave/JTR Subordinated Notes and JTR Senior Note are convertible. We note that you now include disclosure for these notes referring to their effective conversion price.

34.   In response to prior comment 49, you now disclose that the warrants are accounted for in accordance with ASC 470-20. This disclosure seems very broad and may not apply to your issuances of warrants in connection with raising equity and other professional services. With respect to warrants issued with debt, we assume you mean to refer to ASC 470-20-25-2 and 30-1 and accounting for the warrants as equity and valuing them based on their relative fair value. The disclosure should not just refer to general accounting guidance. Instead, the disclosure should explain how you applied that guidance to your facts and circumstances. Please revise the disclosure to disclose how you accounted for and valued the warrants.

35. In that regard, we read your response to prior comment 52, but could not find where you gave us your calculation of the relative fair values of the debt and warrants. Please show us how you determined the relative fair value of the debt and warrants and how you applied FASB ASC 470-20-25-2. Explain the method you used to determine the fair value of the debt and the warrants. Your current response that the warrants had no value based on the early stage of the company does not explain your actual valuation method nor appear to take into account the underlying valuation of your common stock. As such, your response should explain in sufficient detail why the warrants have no value and show us how your calculation of fair value for the warrants using the Black-Scholes method resulted in no value for the warrants..

36. Your response also states that you recorded a beneficial conversion feature and amortized that over 5 years. This does not appear to be consistent with the accounting in the financial statements and your disclosure. Please show us how you determined the amount of the beneficial conversion feature and the method you used to amortize the debt discount. As noted in ASC 470-20-30-5, the *effective conversion price* of the notes based on the proceeds allocated to the notes should be the basis for determining the intrinsic value, if any, of the embedded conversion option. Refer to Example 2, paragraph 470-20-55-10.

37. In that regard, we note that on pages F-15, F-16 and F-18, you disclose that the fair value of the shares underlying the warrants issued with your notes was estimated to be $1.00 using the Black-Scholes model and there was no fair value in the warrant when the note was issued. Please explain in sufficient detail why you believe that it is appropriate to determine the underlying fair value of your common stock using the Black-Scholes method which was developed for pricing options. We note that during 2008 you sold common stock for cash at prices ranging from 0.62 to $2.50 per share. Explain how you considered these sales in your determination of the fair value of your common stock. If you meant to refer to using the Black-Scholes method to determine the value of your warrants, then please revise the disclosure accordingly.

38.   Further, please reconcile the following disclosures:

- The fourth paragraph on page F-15 which states that there was no fair value in the warrant to the sixth paragraph that the warrant was valued at $115,587 using the Black-Scholes model.

- The second and third paragraphs on page F-16 which states that the warrants had no fair value and the warrants were valued at $304,040.

- The first paragraph on page F-17 which states that the fair value of the Alcedo warrants is $0.01 using the Black-Scholes method. In the third paragraph on that page you disclose the fair value of the warrants is $25,614.

- The second and third paragraphs on page F-18 where you disclose that there is no fair value to the Landlord warrants, then in the fourth and fifth paragraphs you disclose that the warrants had a fair value of $161,984 and a change in fair value of $(32,543).

Note 15. Going Concern, page F-30

39.   It appears from your response to prior comment 64 that the $100,000 loan is the Alcedo note which is reflected in your historical financial statements. As such, it does not appear that this transaction adds additional liquidity to the company after quarter end. Please revise or advise.

Note 10 – Related Party Transactions, page F-31

40.   As previously requested in prior comment 56, please tell us whether or not the president exercises significant influence or control over Afritex. Refer to ASC 850-10-20 and the definition of related parties. Provide us with your analysis of whether or not Afritex is a related party under this definition, including an reasoned explanation of how you arrived at your conclusion.

Note 11. Net Income (Loss) Per Share, page F-32

41.   With respect to the calculations you provided in response to prior comment.61, please explain how you determined weighted average shares for the six months of June 30, 2010, of 15,662,316 considering that there were 15,724,816 shares outstanding for the entire period.

Balance Sheets, page F-37

42.   While your response to prior comment 65 stated that you provided the disclosures required by ASC 250-10-50-7, we did not see where you marked the 2009 financial statements as restated and included the required disclosures in Note 17. Since it appears that the adjustment to remove the prepaid current and long-term asset and reflect the amount as an expense of $185,273 in 2009 is the correction of an error, please revise your financial statements to include the disclosures required by FASB ASC 250-10-50-7 for your fiscal 2009 financial statements. Please similarly include these disclosures for the adjustments you made related to reclassifying your negative cash, recording amortization expense, properly reflecting non-cash transactions in your statements of cash flows and revising your financial statements to properly reflect forfeitures in your calculation of stock-based compensation.

Statements of Operations and Accumulated Deficit, page F-39

43.   To help us understand your response to prior comment 66, please tell us the actual amount of forfeitures in 2007, 2008, 2009 and 2010. Explain how your actual forfeiture rate was considered in the adjustments.

Statements of Cash Flows, page F-41

44.   Please tell us why your statements of cash flows continue to reflect an adjustment to net loss for prior period adjustments. We note that you removed this presentation from your statements of operations in response to prior comment 66.

Note 4. Notes Payable, page F-50

45.   We note the additional disclosure in response to prior comment 70, but we did not see where you addressed our comment. Please tell us why you adjusted your financial statements to record the fair value of the warrants issued to Sinacola as rent expense in 2009. Cite the accounting literature you applied and explain how you applied that literature to your facts and circumstances. Discuss your consideration of whether the warrants issued with the debt would instead result in a debt discount that should be amortized over the term of the debt using the effective interest rate method.

Note 6 – Stock Options and Warrants, page F-57

46.   Please reconcile the following:

- The fair value expensed for entry five on page F-63 of $99,098 with the amount shown on page II-6 of $120,429.

- The fair value expensed for entry eleven on page F-63 of $161,984 with the amount shown on page II-7 of $129,441.

- The warrants to purchase 140,000 shares issued between January 2009 and March 2009 valued at $138,739 shown on page II-7 with page F-63 showing issuances of warrants in April and June of 2009 for 130,000 common shares valued at $128,826.

- The prepaid warrants shown on page II-8 with page F-63.

47.   Please refer to your response to prior comment 58 and your disclosure in note (bb) on page II-7. Please provide us with the underlying assumptions used in your valuation of the option issued in 2009, including the underlying fair value of your common stock.

48.   In reference to prior comment 71, you responded that you have only included some of the significant terms of the warrants. Please tell us the significant terms that you did not include and why you believe it is appropriate to exclude them from the disclosures in your financial statements.

49.   In response to prior comment 73, you responded that you determined the amount to credit related to the modified award by subtracting the fair value of the modified award from the original fair value of the original award. Please explain how you considered ASC 718-20-35-3 which requires you to measure the incremental compensation cost as the excess, if any, of the fair value of the modified award over the fair value of the original award *immediately before its terms are modified based on the share price and other pertinent factors at that date*, not the fair value of the original award at the date of its original issuance. In addition, ASC 718-20-35-3 also requires that the total recognized compensation cost for an equity award at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied.

Note 17 – Correction of Error to Prior Period financial Statements, page F-72

50.   You disclose that you corrected prior period errors related to an overstatement of amortization expense prior to December 31, 2007 of $24,446 and an overstatement of compensation expenses related to warrants prior to December 31, 2007 of $58,822 by increasing other comprehensive income. We note that you revised the balance sheets to reflect accumulated other comprehensive income of $82,641 in each period. We also note that you revised the amount shown as accumulated deficit in each period by the same amount. Please tell us why you did not mark the financial statements as restated and why these items were not reflected as an adjustment of prior period net income and accumulated deficit and instead as accumulated other comprehensive income. Discuss how these items meet the definition of other comprehensive income in ASC 220-10. This comment also applies to your annual financial statements starting on page F-2.

51.   Further, given your presentation of accumulated other comprehensive income, please tell us why you did not present a total for comprehensive income in your interim financial statements as required by ASC 220-10-45-18. Also, with respect to your annual financial statements, please tell us why you did not include a statement of comprehensive income under one of the alternative formats for presenting comprehensive income in ASC 220-10-45-8 through 45-12.

Item 15. Recent Sales of Unregistered Securities, page II-3

52.   With respect to your response to prior comment 77, we note:

• the first sentence of paragraph k) refers only to warrants, but the bullets that follow refer to warrants and options;

• the valued amount mentioned in paragraph aa) does not appear to be consistent with your disclosure on page F-4; and

• paragraph cc) refers only to warrants but your disclosure on page F-4 refers to options and warrants.

Please reconcile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Acting Assistant Director

cc (by fax): Arrin Langdon, Esq. — Oswald & Yap LLP